

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 27, 2017

Melandrew Santos
Chief Executive Officer
Co-optrade
30 N. Gould Street Ste. R
Sheridan WY 82801

> **Re: Co-optrade**
> **Offering Statement on Form 1-A**
> **Filed November 1, 2017**
> **File No. 024-10759**

Dear Mr. Santos:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please review and revise your Statement of Shareholders Equity to address the following deficiencies:

- include only outstanding shares rather than all authorized shares;

- provide net loss information; and

- ensure that amounts received for sales of common stock are consistent with your statement of cash flows. In this regard, you include $7,000 of common stock shares in this statement, but in the statement of cash flows, you disclose financing proceeds of only $3,105.

Melandrew Santos
Co-optrade
November 27, 2017
Page 2

<u>Officers and Directors, page 22</u>

2.   Rather than referring to Mr. Santos' general experience in certain business and governmental fields, please describe his specific employment during the past five years. Refer to Item 10(c) of Part II of Form 1-A.

<u>Exhibit 4.1 Form of Subscription Agreement</u>

3.   The form of subscription agreement does not appear to relate to the offering described in your offering statement. In this regard, we note that the form of subscription agreement contemplates a private offering of up to 2,000,000 shares of your common stock in apparent reliance on Regulation D. Please advise.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services